Exhibit 99.2

SIGMA LITHIUM CORPORATION
UNAUDITED CONDENSED INTERIM
CONSOLIDATED FINANCIAL
STATEMENTS

THREE AND NINE-MONTH ENDED

SEPTEMBER 30, 2023 and 2022

(EXPRESSED IN THOUSANDS OF

CANADIAN DOLLARS)

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited condensed interim consolidated financial statements of Sigma Lithium Corporation (the "Company") are the responsibility of management and have been approved by the Company's Board of Directors (the "Board").

The unaudited condensed interim consolidated financial statements have been prepared by management on a going concern basis in accordance with International Accounting Standard 34 Interim Financial (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the interim consolidated financial statements are presented fairly, in all material respects.

The Board is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the interim consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Audit Committee meets at least four times a year with management, and with the independent auditors, at least for the year-end audit, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly unaudited condensed interim consolidated financial statements, and the audited consolidated financial statements for the year and the independent auditors’ report thereof. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement of the independent auditors. KPMG Auditores Independentes Ltda is the independent auditor engaged for 2023 audit

"Ana Cabral Gardner"
Chief Executive Officer and Co-Chairperson

"Caio Márcio Martins de Araújo"
Chief Financial Officer

Sigma Lithium Corporation

Condensed Interim Consolidated Statements of Financial Position (Expressed in thousands of Canadian dollars)

	September 30,	December 31,
	2023	2022
	Unaudited
ASSET
Current assets
Cash and cash equivalents (note 3)	38,142	96,354
Customers (note 4)	73,492	-
Inventories (note 5)	21,797	-
Due from related party (note 16)	370	4,984
Advance to suppliers	9,441	1,714
Tax recoverable	3,252	419
Prepaid expenses and other assets (note 6)	6,869	11,113
Total current assets	153,363	114,494
Non-current assets
Due from related party (note 16)	7,962	-
Prepaid expenses and other assets (note 6)	85	204
Deferred income tax and social contribution (note 13)	1,757	-
Property, plant and equipment (note 7)	232,138	158,574
Exploration and evaluation assets (note 8)	59,706	35,636
Total assets	455,011	308,908

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Suppliers (note 9)	37,425	24,307
Financing and export prepayment agreement (note 10)	27,642	-
Advances from customers (note 11)	2,127	-
Taxes payable (note 12)	4,594	3,070
Income tax and social contribution	8,800	-
Accounts payable	9,399	1,936
Royalty agreement option (note 7)	-	5,081
Payroll and related charges	2,902	409
Royalties	1,112	-
Lease liability (note 14)	2,089	680
Accrued social projects (note 17)	2,173	-
Accrued liabilities	1,513	1,959
Total current liabilities	99,776	37,442
Non-Current Liabilities
Financing and export prepayment agreement (note 10)	122,768	77,438
Taxes payable (note 12)	136	-
Accrued liabilities	2,354	1,386
Lease liability (note 14)	4,131	2,989
Asset retirement obligations (note 15)	7,216	6,547
Total Non-Current liabilities	136,605	88,360
Total liabilities	236,381	125,802

Shareholders' equity
Share capital (note 19)	373,043	276,711
Contributed surplus	64,680	103,936
Accumulated other comprehensive income (loss)	923	(3,030)
Accumulated losses	(220,016)	(194,511)
Total shareholders' equity	218,630	183,106
Total liabilities and shareholders' equity	455,011	308,908

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

Sigma Lithium Corporation

Basis of preparation (note 2)

Related parties (note 16)

Approved on behalf of the Board:

(Signed) "Ana Cabral Gardner"	, Director

Sigma Lithium Corporation

Unaudited Condensed Interim Consolidated Statements of Profit (Loss) and Comprehensive Income (Loss)

(Expressed in thousands of Canadian dollars, except for shares and per share amounts)

	Three-Month Ended September 30,		Nine-Month Ended September 30,
	2023	2022	2023	2022
Net operating revenue (note 21)	129,925	-	129,925	-
Cost of goods sold (note 22)	(46,006)	-	(46,006)	-
Distribution costs (note 22)	(1,090)	-	(1,090)	-

Gross profit	82,829	-	82,829	-

Operating expenses
Sales expenses (note 22)	(63)	-	(331)	-
General and administrative expenses (note 22)	(16,581)	(3,335)	(43,060)	(8,333)
Stock-based compensation (note 26)	2,392	(14,219)	(46,626)	(38,853)
Loss on heads of agreement termination	-	(1,048)	-	(1,048)
Royalty agreement call option (note 7)	-	-	-	(4,892)
Other operating income (expenses) (note 24)	(1,879)	-	(4,789)	-
Total Operating expenses	(16,131)	(18,602)	(94,806)	(53,126)

Financial income (expenses), net (note 23)	(10,664)	5,471	(6,379)	6,283

Income (loss) before income tax and social contribution	56,034	(13,131)	(18,356)	(46,843)

Income taxes and social contribution - current (note 13)	(8,930)	-	(8,930)	-
Income taxes and social contribution – deferred (note 13)	1,781	-	1,781	-

Net income (loss) for the period	48,885	(13,131)	(25,505)	(46,843)

Other comprehensive income (loss)
Amounts that may be reclassified subsequently to profit and loss
Cumulative translation adjustment	(3,074)	(59)	3,953	564
Net income (loss) and comprehensive loss for the period	45,811	(13,190)	(21,552)	(46,279)

Earning (loss) per common share
Equity holders of the Company
Basic and diluted earnings (losses) per common share (note 20)	$0.45	$(0.13)	$(0.24)	$(0.47)
Weighted average number of common shares outstanding - basic and diluted	109,080,313	100,740,728	107,480,535	100,393,973

The accompanying notes are an integral part of the unaudited condensed interim consolidated financial statements.

Sigma Lithium Corporation

Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian dollars)

Nine Months Ended September 30,	2023	2022
Operating activities
Net loss for the period	(25,505)	(46,843)
Adjustments for:
Depreciation and depletion	4,339	64
Income tax and social contribution - current and deferred	7,149	-
Stock-based compensation	46,626	38,853
Interest and additions on notes payable	-	33
Accrual social projects	2,173	-
Accrual liabilities	683	-
Cost transactions (note 10)	790	-
Interest due loans and leases	2,880	-
Accretion of asset retirement obligation	308	-
Realized foreign exchange loss (gain) on notes payable	-	41
Deferred revenue termination agreement (Mitsui)	-	(4,007)
Foreign exchange loss (gain) on other assets and liabilities	(7,403)	(6,316)
Royalty agreement call option	-	4,892
Adjusted income (loss) for the period	32,040	(13,283)
Changes in non-cash working capital items:
Customers	(74,669)	-
Prepaid expenses and other assets	(8,799)	(523)
Inventories	(20,345)	-
Advance to suppliers	(7,613)	-
Related parties (note 15)	(9,176)	-
Suppliers	7,468	-
Advance from customers	1,757	-
Amounts payable and other liabilities	(1,663)	(2,265)
Payroll and other taxes	2,364	433
Interest payment of leases and financing	(1,683)	(24)
Net cash used in operating activities	(80,319)	(15,638)
Investing activities
Addition to exploration and evaluation assets	(12,443)	(11,871)
Purchase of property, plant and equipment	(49,475)	(47,806)
Net cash used in investing activities	(61,918)	(59,677)
Financing activities
Proceeds from warrants exercised	-	2,345
Proceeds from stock options exercised	-	89
Financing and Export prepayment	80,958	-
Repayment of note payable	-	(325)
Net cash provided by financing activities	80,958	2,109
Effect of exchange rate changes on cash held in foreign currency	3,067	4,111
Net (decrease) in cash and cash equivalents	(58,212)	(69,119)
Cash and cash equivalents, beginning of period	96,354	154,305

Cash and cash equivalents, end of period	38,142	85,186
Non-cash transactions
Addition in PP&E – right of use – IFRS 16 -	3,190	-
Capitalized interest	3,799	-
PP&E suppliers outstanding balances	4,828	-
Non-cash effects	11,817	-

The accompanying notes are integral part of the unaudited condensed interim consolidated financial statements.

Sigma Lithium Corporation

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

	Number of common shares	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Accumulated losses	Total
Balance, January 1st, 2022	99,377,349	224,820	30,881	(3,519)	(67,119)	185,063
Exercise of warrants	532,860	3,218	(873)	-	-	2,345
Exercise of RSUs	974,983	3,603	(3,603)	-	-	-
Stock-based compensation	-	-	44,586	-	-	44,586
Exercise of stock options	40,000	169	(80)	-	-	89
Loss for the period	-	-	-	-	(46,843)	(46,843)
Other comprehensive income for the period	-	-	-	564		564
Balance, September 30, 2022 (unaudited)	100,925,192	231,810	70,911	(2,955)	(113,962)	185,804

Balance, January 1st, 2023	104,710,042	276,711	103,936	(3,030)	(194,511)	183,106

Exercise of RSUs (note 26)	4,680,331	96,332	(96,332)	-	-	-
Stock-based compensation (note 26)	-	-	57,076	-	-	57,076
Loss for the period	-	-	-	-	(25,505)	(25,505)
Other comprehensive income for the period	-	-	-	3,953	-	3,953
Balance, September 30, 2023 (unaudited)	109,390,373	373,043	64,680	923	(220,016)	218,630

The accompanying notes are integral part of the unaudited condensed interim consolidated financial statements.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

1.	Nature of operations

Sigma Lithium Corporation (the “Company”), together with its direct and indirect subsidiaries, is leading global producer of green lithium dedicated to powering the next generation of electric vehicles with carbon neutral, responsibly sourced chemical grade lithium concentrate. Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain and it is currently producing Triple Zero Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Triple Zero Green Lithium annually (36,700 LCE annually). If it is determined to proceed after completion of an ongoing feasibility study, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually). The project produces Triple Zero Green Lithium in its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

The company is located in Vancouver, Canada and incorporated under the Canada Business Corporations Act. The Company’s common shares commenced trading on Nasdaq Capital Market (“Nasdaq”) under the symbol “SGML” and on the TSX Venture Exchange (the “TSXV”) under the symbol “SGML”.

These unaudited condensed interim consolidated financial statements include the Company’s wholly owned subsidiary Sigma Lithium Holdings Inc. (“Sigma Holdings”), which is domiciled in Canada and incorporated under the Business Corporations Act (British Columbia), and its indirect wholly owned Brazil-incorporated subsidiary Sigma Mineração

S.A. (“Sigma Brazil”).

Sigma Brazil holds a 100% interest in four mineral properties: Grota do Cirilo, São Jose, Santa Clara, and Genipapo, located in the municipalities of Araçuaí and Itinga, in the Vale do Jequitinhonha region (referred as thereafter as “Jequitinhonha Valley”) in the State of Minas Gerais, Brazil (together, the “Lithium Properties”).

On July 24, 2023 Sigma Lithium began trading its Brazilian Depositary Receipts (“BDR’s”) on B3, the Brazilian Stock Exchange. The listing was an initiative of the B3 exchange itself, in an effort to make the stock more accessible to Brazilian retail and institutional investors. The BDRs are unsponsored and count on B3 as depositary and Sigma has no awareness of the volume and prices traded. The unsponsored BDRs are not regulated by the Brazilian Securities Exchange (CVM).

The Company's sales operations began in July 2023 and in the third quarter the company had signed contracts to sell 70,285 tonnes of Green Lithium and Green By-Products. Exploration work is still ongoing, with focus on increasing the Company's total mineral resource estimate.

Going Concern

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis on the assumption that the Company will continue to operate for the next 12 (twelve) months and foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of its business.

2.	Basis of preparation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting.

These unaudited condensed interim consolidated financial statements do not include all disclosures required by IFRS for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2022.

The accounting policies, accounting estimates and judgments, risk management and measurement methods applied in these unaudited condensed interim consolidated financial statements are consistent with those used in the Company’s audited annual consolidated financial statements for the year ended December 31, 2022, except for the new accounting policies below, that is being adopted for the first time on these quarterly financials:

•	Note 5 – Inventories;
•	Note 13 – Income tax and social contributions;
•	Note 21 – Net operating revenue.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

Function currency and presentation currency

A company's functional currency is the currency of the main economic environment in which it operates and should be the currency that best reflects its business and operations. Based on this analysis, Management has concluded that the Brazilian Real ("R$") is the Company's functional currency and this conclusion is based on an analysis of the following indicators:

•	Currency that most influences the prices of goods and services. This is the currency in which the selling price of its goods and services is expressed and settled;

•	Currency that most influences costs for supplying products or services, i.e. the currency in which the Parent Company's costs are normally expressed and settled;

•	Currency in which the Parent Company normally raises funds from financial activities, and in which it normally receives its sales and accumulates cash.

Presentation currency of the financial statements:

The presentation currency is the currency in which the financial statements are presented and is usually defined according to the Company's legal obligations. In compliance with Canadian legislation, these financial statements are presented in Canadian Dollars ("CAD"), converting the consolidated statements prepared in the Parent Company's functional currency into Canadian Dollars, using the following criteria:

•	Assets and liabilities at the exchange rate prevailing on the balance sheet date;

•	Income statement, statement of comprehensive income, statement of cash flows and statement of value added at the average monthly rate; and

•	Shareholders' equity at historical formation value. The adjustments resulting from the above conversion have their counterpart recognized in shareholders' equity as other comprehensive income.

Asset and liability accounts are converted into the Company's functional currency using the exchange rates in force on the balance sheet date, and income and expense items are converted using the average monthly rate. Adjustments resulting from translation are recognized in equity as other comprehensive income.

The balances of assets and liabilities accounts are converted at the exchange rate on the balance sheet date. On September 30, 2023, CAD $1 was equivalent to R$ 3.6982 (R$3.9021 on December 31, 2022) and US$ 1 was equivalent to R$5.0076 (R$ 5.287 on December 31, 2022), according to rates extracted from the Brazilian Central Bank website.

Critical Accounting Estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, relate to, but are not limited to, the following:

▪	Valuation of share-based payment transactions: The valuation of the Company’s share-based payment transactions requires the use of estimates and valuation techniques. Measurement of the Company’s RSUs that contain market-based conditions is based on a Monte Carlo pricing model which uses various inputs and assumptions. Changes in these assumptions result in changes in the fair value of these instruments and a corresponding change in the amount recognized in profit or loss. Judgement is also required in determining grant date and in estimating when non-market performance conditions are expected to be met.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

▪	Mineral reserves and mineral resources: Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The estimation of future cash flows related to proven and probable mineral reserves is based upon factors such as estimates of commodity prices, foreign exchange rates, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the mineral ore body. Changes in the proven and probable mineral reserves or measured and indicated and inferred mineral resources estimates may impact the carrying value of the property, plant and equipment, asset retirement obligations, recognition of deferred tax amounts and depreciation, depletion, and amortization.

▪	Valuation of long-lived assets: The assessment of fair values, including those of the CGUs for purposes of testing long-lived assets for potential impairment or reversal of impairment, require the use of assumptions and estimates for recoverable production, future capital requirements and operating performance, as contained in the Company’s technical reports, as well as future and long-term commodity prices, discount rates, and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair value of long-lived assets could impact the impairment analysis.

▪	Provision for restoration, rehabilitation, and environmental remediation: The Company assesses its provision for restoration, rehabilitation, and environmental remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting or restoration, rehabilitation, and environmental remediation obligations requires management to make estimates of the future costs the Company will incur to complete the restoration, rehabilitation, and environmental remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of restoration, rehabilitation, and environmental remediation work required to be performed by the Company. Increase in future costs could materially impact the amounts charged to operations for restoration, rehabilitation, and environmental remediation. The provision represents management’s best estimate of the present value of the future restoration, rehabilitation, and environmental remediation obligation. The actual future expenditures may differ from the amounts currently provided.

New IFRS Pronouncements

Amendments to IAS 1 – Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on Q3 2023 Unaudited Condensed Interim Consolidated Financial statements.

Amendment to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose significant accounting policies with a requirement to disclose material accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of the materiality concept when making judgments about accounting policy disclosures. The amendments are effective as of January 1st, 2023. Prospective application is required on adoption. These amendments did not impact the Q3 2023 Unaudited Condensed Interim Consolidated Financial statements.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

These unaudited condensed interim consolidated financial statements were authorized for issue by the Company’s Board of Directors on November 14, 2023.

3.	Cash and cash equivalents

Cash and cash equivalents include the following:

	September 30, 2023	December 31, 2022
	(unaudited)
Cash	9,412	39,546
Short-term Investments(a)	28,730	56,808
	38,142	96,354

(a)	Short-term investments refer to fixed income investments indexed to the Brazilian interbank deposit certificate “CDI” with immediate liquidity. Additionally, the Company has short-term investments in Canada with remuneration of 5,28% p.a. (3,98% p.a. on December 31, 2022).

4.	Customers

September 30, 2023
(unaudited)
Foreign customers	73,492
73,492

Lithium sales contracts concluded during the third quarter have a settlement period of approximately 90 days.

Accounting policy

Trade receivables are recognized at the transaction price, provided that they do not contain financing components, and are subsequently measured and amortized cost, when applicable, adjusted to present value, including the related taxes and expenses, and foreign currency-denominated trade receivables are adjusted at the exchange rate in use at the end of the report period.

The receivables are composed by the value of the invoices issued (quantities, moisture ratio and primary quality content). The value based on the market price, at the date of shipment, as established by the contract of each customer.

The final invoices, which end the export operations and are generally issued after receipt and analysis of the commodities (approval of quantities, moisture ratio and content of the mineral contained by the customers), are valued as each contract is established.

The result of the necessary price adjustments, both for the issuance of the final bills and for the marking to market, is recognized within the sales revenues at the time the adjustments are incurred.

The Company periodically measures eventual possibilities of credit losses. The model adopted by the Company considers the history and financial conditions of its customers. The Company did not recognize any credit losses in these unaudited condensed interim consolidated financial statements.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

5.	Inventories

September 30, 2023
(unaudited)
Finished goods	11,707
Raw material	1,816
Spare parts	7,883
Semi-finished goods	391
21,797

The Company started the production in the second quarter to fulfill commitments (sales) that started in July 2023. Finished goods refers to Green Lithium and Green By-Products.

Spare parts refer to parts and equipment to be used in the short-term maintenance of the processing of beneficiation plant. As of September 30, 2023, the Company has not identified any need to recognize losses on slow-moving.

Accounting policy

The inventory is recorded at the lower of cost and net realizable value. The cost is determined using the weighted average cost method for the purchase of raw materials. The cost of finished products and work in process comprises of raw materials, labor, other direct costs (based on normal production capacity). The net realizable value is the estimated selling price in the ordinary course of business, minus the estimated costs of completion and the estimated costs necessary to realize the sales. Estimated losses on slow-moving or obsolete inventories are recognized when deemed necessary.

6.	Prepaid expenses and other assets

	September 30, 2023	December 31, 2022
	(unaudited)
Current
Prepaid interest (*)	4,796	9,614
Prepaid insurance	354	1,487
Prepaid land lease and advance	1,719	12
Total current	6,869	11,113

Non-current
Prepaid land lease and advance	85	204
Total prepaid expenses and other assets	6,954	11,317

(*) Related to 12 months of interest which has been paid in advance on the export prepayment agreement as described in note 10.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

7.	Property, plant and equipment

Cost	Assets under construction	Right-of- use assets	Beneficiation plant	Mining right	Other assets	Total
Balance, December 31, 2022	154,768	4,188	-	-	538	159,494
Additions	65,311	4,823	1,803	-	704	72,641
Transfers	(229,462)	-	176,666	52,796	-	-
Write-off	-	(1,780)	-	-	-	(1,780)
Cumulative translation adjustment	9,383	236	(541)	(135)	32	8,975
Balance, September 30, 2023 (unaudited)	-	7,467	177,928	52,661	1,274	239,330

Accumulated Depreciation/Amortization	Assets under construction	Right-of- use assets	Beneficiation plant	Mining right	Other assets	Total
Balance, December 31, 2022	-	722	-	-	198	920
Depreciation and depletion	-	1,018	3,882	1,622	83	6,605
Write-off	-	(327)	-	-	-	(327)
Cumulative translation adjustment	-	41	(38)	(20)	(11)	(6)
Balance, September 30, 2023 (unaudited)	-	1,454	3,844	1,602	292	7,192

Net book value	Assets under construction	Right-of- use assets	Beneficiation plant	Mining right	Other assets	Total
Balance, December 31, 2022	154,768	3,466	-	-	340	158,574
Balance, September 30, 2023 (unaudited)	29,469	6,524	159,410	38,256	(1,521)	232,138

The average estimated useful lives are as follows (in years):

	September 30, 2023	December 31, 2022
	(unaudited)
Buildings and infrastructure	15	9
Machines, equipment, and installations	25	5
Furniture	9	9
Other	3	3

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

a.	Beneficiation plant and mining right

In the second quarter, the Company concluded the construction phase of the plant and mine development and transferred the assets classified as “assets under construction” to “beneficiation plant” and “mining right”.

b.	Capitalized stock-based compensation

The assets under construction include the amount of $963 (unaudited) related to capitalized RSUs during the nine months ended September 30,2023 (year ended December 31, 2022 - $2,404).

c.	Royalty agreement option

The Company is subject to the following royalty:

i.	The Amilcar Royalty Agreement is a royalty of the gross revenues from sales of minerals extracted from the Lithium Properties. Sigma Brazil had the option to repurchase the Amilcar Royalty Agreement (currently Amilcar de Melo Afgouni), exercisable at any time, for US$3,800.

Due to the advancement of the Company’s wholly owned Grota do Cirilo lithium project, the Company exercised its repurchase option on April 13, 2023 and the fair value of the royalty agreement call option of US$3,800 as at June 30, 2022 was recorded as current liability in the consolidated statement of financial position and as expense in the consolidated statement of net loss and comprehensive loss, in the amount of US$3,800 (equivalent to $4,892).

d.	Depreciation and depletion

Reconciliation of depreciation and depletion for the period	September 30, 2023
(unaudited)
Depreciation and depletion	6,605
Cost of goods sold	4,339
Inventories	1,478
Exploration and evaluation assets	788

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

8.	Exploration and evaluation assets

The Company has mineral properties in the exploration and evaluation stage and follows the practice of capitalizing all costs relating to the acquisition and exploration of mineral rights. Such costs include, among others, geological, geophysical studies, exploratory drilling and sampling, feasibility studies and technical reports.

A summary of exploration costs is set out below:

	September 30, 2023	December 31, 2022
	(unaudited)
Opening balance	35,636	7,771
Additions	22,753	23,220
Asset retirement cost	-	3,670
Cumulative translation adjustment	1,317	975
Closing balance	59,706	35,636

(*) The additions include $9,488 (unaudited) related to RSUs during the nine months ended September 30,2023 (year ended December 31, 2022 - $8,528).

9.	Suppliers

	September 30, 2023	December 31, 2022
	(unaudited)
Brazil-based suppliers	32,040	20,872
Non-Brazil-based suppliers	5,385	3,435
Total	37,425	24,307

10.	Financing and Export Prepayment

Balance at December 31, 2022	77,438
Additions	71,250
Interest	13,072
Settlement of interest	(11,548)
Payments	(47)
Exchange variation	(6,586)
Transaction costs	790
Cumulative translation adjustment	6,041
Balance at September 30, 2023 (unaudited)	150,410

Current portion	27,642
Non-Current portion	122,768

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

(a)	Export Prepayment Agreement

(a.1)	Export Prepayment Agreement – Synergy

On December 13, 2022, the Company, through Sigma Brazil, entered into an export prepayment agreement in the amount of US$100 million (“Loan”), with annual interest payment based on the 12-month Bloomberg short-term bank yield index “BSBY” plus 6.95% per annum and maturing on December 13, 2026. On December 13, 2022, Sigma Brazil drew down US$60 million (equivalent to $82 million). The balance of US$40 million (equivalent to $54 million) was disbursed in two subsequent drawdowns of US$20 million each, on February 28, 2023 and on March 16, 2023.

In December 2022 and in the first quarter of 2023 the Company paid interest in advance amounting to $10,194 and $6,840, respectively, as well as an upfront fee of $3,665 to Synergy. During the nine months period the amount of interest accrued was $12,113 of which $11,548 was accounted for as prepaid expenses and has been charged against income on a monthly basis over the period of the contract.

The information related to this Export Prepayment Agreement with Synergy did not change in relation to what was disclosed in the Company's financial statements as of December 31, 2022.

(a.2)	Export Prepayment Agreement – Santander

On August 31, 2023, the Company entered into a new export prepayment agreement with Banco Santander S.A.(Brasil) at the amount of R$47,200 thousand (equivalent to US$9,722 or CAD$12,985) which was settled in October, 2023.

(b)	BDMG

On January 13, 2023, the Company received an amount of R$11,731 thousand (equivalent to $3,054) and on July 14, 2023 received R$ 3,270 thousand (equivalent to $768). This contract was entered into with BDMG on November 14, 2022. The financing has monthly interest payments and a grace period of 24 (twenty-four) months for the principal repayment. The principal repayment is made in 60 (sixty) monthly installments, with the first installment falling due on December 15, 2024. The financing cost is 3.75% p.a.

11.	Advances from customers

On September 30, 2023, the amount of $2,127 refers to advances from YaHua International Investment and Development Co., Ltd ("YaHua"), in the amount of $31,752 on June 2023, relating to the first sale on July 27, 2023. This advance was partially offset on August 25, 2023.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

12.	Taxes payable

	September 30, 2023	December 31, 2022
	(unaudited)
Municipal taxes	1,006	966
State taxes	703	828
Federal taxes	3,021	1,276

	4,730	3,070
Taxes payable - short term	4,594	3,070
Taxes payable - long term	136	-
	4,730	3,070

13.	Income tax and social contributions

a. Current Income tax and social contribution recognized in profit or loss

The income tax and social contribution recognized in profit or loss for the periods is as follow:

	Three-Month Ended September 30,		Nine-Month Ended September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Income tax and social contribution (expense) income
Current	(8,930)	-	(8,930)	-
Deferred	1,781	-	1,781	-
Total	(7,149)	-	(7,149)	-

The reconciliation of Company income tax and social contribution expenses and the result from applying the effective rate to profit before income tax and social contribution is showed below. The Company operates in the following tax jurisdictions: Brazil, where the statutory tax rate is 34% and Canada, where the federal statutory tax rate is 15% with varying provincial tax rates, such as British Columbia’s 12% tax rate, which totalizes 27% income tax rate applicable to Sigma in Canada:

	Nine-Month Ended September 30
	2023	2022
	(unaudited)
Loss before income tax and social contribution	(18,356)	-
Nominal tax rate	27%	27%
Expense at nominal rate	(4,956)	-
Reconciling items
Impact of foreign income tax rate differential	2,997	-
Permanent differences	16,513	-
Foreign permanent differences	(7,297)	-
Other	(108)	-
Income tax and social contribution expenses	7,149	-

Current and deferred income tax and social contribution	7,149	-
Effective tax rate	(38.9)%	0,0%

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

The 3rd quarter 2023 was the first quarter that the Company registered its current and deferred taxes due to the beginning of its operations.

b. Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax loss carryforwards from Tax Accounting Bookkeeping 2022 and the corresponding temporary differences between the tax bases of assets and liabilities and the carrying amounts of the interim financial information.

	December 31, 2022			September 30, 2023
	Net book value	Recognized in the income	Equity	Net book value
Temporary differences:
Tax loss carryforward	-	1,729	-	1,729
Provision for legal entities	-	33	-	33
Provision for bonus	-	79	-	79
Provision for liabilities	-	206	-	206
Provision for social projects	-	738	-	738
Non-net exchange variation	-	(1,092)	-	(1,092)
IFRS 16	-	64	-	64
Total deferred tax assets	-	1,757	-	1,757

Accounting Policy

Current income tax and social contribution are calculated based on the tax laws enacted by the end of the reporting period, including in the countries where the Group entities operate and generate taxable profit. Management periodically assesses the positions taken in the tax calculations with respect to situations where applicable tax regulations are open to interpretations. The Company recognizes provisions where appropriate, based on the estimated payments to tax authorities. The income tax and social contribution expense comprises current and deferred taxes. Current and deferred taxes are recognized in profit or loss unless they are related to business combinations or items recognized directly in shareholders' equity.

Current tax expense is the expected payment of taxable income for the year, using the nominal rate approved or substantially approved on the balance sheet date, and any adjustment of taxes payable related to previous years. Current income tax and social contribution are presented net liabilities when there are amounts payable, or in assets when the amounts in advance paid exceed the total due on the date of the report.

Deferred tax is recognized in relation to temporary differences between the tax bases of assets and liabilities and their book values in the financial statements. Deferred tax is not recognized when it is probable that they will not revert in a foreseeable future in accordance with IAS 12 - Taxes on Profit. The amount of the deferred tax determined is based on the expectation of realization or settlement of the temporary difference and uses the nominal rate approved or substantially approved.

Deferred income tax assets and liabilities are presented net in the balance sheet whenever there is a legal right and the intention to offset them upon the calculation of current taxes, usually related to the same legal entity and the same taxation authority.

Deferred income tax and social contribution assets are recognized on recoverable balances of tax loss carryforward and social contribution negative basis, tax credits and deductible temporary differences. Such assets are reviewed at each year-end date and will be reduced to the extent that their realization is less likely to occur.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

14.	Lease liability

The lease liabilities are primarily related to land leases of surface properties owned by Miazga Participações S.A., (”Miazga”), a related party and Arqueana, a related party (note 16) with the remaining land, apartments and houses, commercial rooms and vehicle leases with third parties.

The lease agreements have terms between 1 year to 12 years and the liability was measured at the present value of the lease payments discounted using interest rates with a weighted average rate of 8.37% (December 2022: 8,37%) which was determined to be the Company’s incremental borrowing rate. The continuity of the lease liabilities is presented in the table below:

Lease liabilities at December 31, 2022	3,669
Additions	4,823
Interest expense	329
Write-off	(1,738)
Payments	(1,075)
Cumulative translation adjustment	212
Lease liabilities at September 30, 2023 (unaudited)	6,220

Current portion	2,089
Non-current portion	4,131

Maturity analysis - contractual undiscounted cash flows

As at September 30, 2023
Less than one year	602
Year 2	2,371
Year 3	1,690
Year 4	978
Year 5	377
More than 5 years	1,439
Total contractual undiscounted cash flows	7,457

15.	Asset retirement obligation

The Company has estimated its asset retirement obligation amounting to $7,216 (unaudited) as at September 30, 2023 (December 31, 2022 - $6,547), representing the present value of estimated future rehabilitation costs to remediate environmental damages as at September 30, 2023. It is based on estimated future rehabilitation costs of $10,928, a nominal discount rate of 12,6% (December 31, 2022 12,6%), an inflation rate of 6.3% (December 31, 2022 – 4.0%), resulting in a real discount rate of 6.3% (December 31, 2022 – 6.3%).

Of the $6,547 of asset retirement obligation recognized as of December 31, 2022, $2,877 is related to Xuxa mine which was classified within property, plant and equipment, and the remaining $3,670 relating to the Barreiro mine was classified within exploration and evaluation assets. Since the recognition the additions of the period ($ 308), which represents the monetary adjustments are being recorded as a financial expense.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

Asset retirement obligation, December 31, 2022	6,547
Accretion	308
Cumulative translation adjustment	361
Asset retirement obligation, September 30, 2023 (unaudited)	7,216

16.	Related parties transactions

The Company’s related parties include:

Related Party	Nature of relationship
A10 Group	A10 Group is composed of A10 Serviços Especializados de Avaliação de Empresas Ltda. (“A10 Advisory”). A10 Investimentos Ltda. (“A10 Investimentos”). A10 Partners Participações Ltda. (“A10 Partners”) and A10 Finanças e Capital Ltda. (“A10 Finanças”). The director of the Company, Marcelo Paiva, directly controls A10 Advisory and A10 Finanças and indirectly controls A10 Investimentos and A10 Partners. The CEO, Ana Cabral-Gardner (Co-CEO on December 31, 2022), has a minority interest at A10 Advisory.

Miazga	Miazga Participações S.A is a land administration company in which the CEO of the Company (Co-CEO on December 31, 2022), Ana Cabral-Gardner has an indirect economic interest.

Arqueana	Arqueana Empreendimentos e Participações S.A. is a land administration company in which the CEO of the Company (Co-CEO on December 31, 2022), Ana Cabral-Gardner has an indirect economic interest.

R-TEK	R-TEK Group Pty Ltd is a corporation in which the former Chief Operating Officer of the Company, Brian Talbot, who resigned as COO of the Company on September 29, 2023 is the controlling shareholder.

Tatooine	Tatooine Investimentos S.A. is a land administration company in which the Chief Marketing Officer of the Company, Marina Bernardini, is the controlling shareholder and officer.

Key management personnel	Includes the directors of the Company, executive management team and senior management at Sigma Brazil.

(a)	Transactions with related parties

The related party transactions are recorded at the exchange amount transacted as agreed between the Company and the related party. All the related party transactions have been reviewed and approved by the independent directors of the Company.

Cost sharing agreement (“CSA”): The Company has a CSA with A10 Advisory where A10 Advisory is reimbursed for secondment staff 100% allocated to the Company, comprising administrative personnel. Many of these positions have now been filled by full-time employees of the Company, except for a remaining few that are in the process of being phased out.

Leasing Agreements: The Company has right-of-way lease agreements with Miazga and Arqueana relating to access to the Project.

Note Payable: The Company fully repaid the final installment of $0.3 million to Arqueana in March 2022. The note payable to Arqueana was related to the share exchange agreement dated December 12, 2017, entered by the Company with Arqueana.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

Loan Agreement: Sigma Brazil entered into a loan agreement dated September 21, 2022 (as amended) with Miazga to fund Miazga’s purchase of property located in the area of interest of the Project (the “Property”), which is to be further transferred to environmental authorities for environmental compensation purposes. The loan agreement provides for the loan of an amount up to Brazilian Reais (“R$”) $0.8 million ($0.2 million), which is the amount spent on the purchase of the Property. The purchase agreement and the loan are divided into two installments, with the first installment paid on December 31, 2022, and the last installment to be paid once the property has successfully been transferred to Miazga.

Independent Consultant Service Agreement (“ICSA”): The Company has an ICSA with R-TEK where R-TEK’s principal, Brian Talbot, provides direct and personal services related to the management of the Company’s overall process operations, with the roles, responsibilities, and obligations equivalent of a Chief Operating Officer up to the end of September, 2023, when he resigned as COO of the Company.

Amounts due from related party: The Company paid for drilling services provided by a third party that were performed on Arqueana’s land. These amounts are unsecured and are non-interest bearing. The major part was repaid in March, 2023, and the remaining is expected to be repaid by year-end.

Facility Agreement: On April 20, 2023, Sigma Brazil entered into a facility agreement with Tatooine, to fund Tatooine’s purchase of multiple properties located in areas of interest of the Project. The facility agreement provides for the loan of an amount up to US$12 million (equivalent to $15.9 million). The facility agreement is to be made available upon utilization requests made by Tatooine to Sigma Brazil, specifying the amount to be utilized by Tatooine for the acquisition of each property and its corresponding expected costs and expenses. Upon the transfer of the funds, there shall be a loan established between the parties in the amount of each utilization request. The loans granted by Sigma Brazil to Tatooine under the Facility Agreement up until the end of the third quarter of 2023 represent a total amount of US$5.7 million (equivalent to $7.7 million).

(b)	Outstanding balances and expenses

	As at September 30, 2023		Nine months September 30, 2023	As at December 31, 2022		Nine months September 30, 2022
	(unaudited)		(unaudited)			(unaudited)
	Pre- payments / Receivable	Accounts payable / Debt	Expenses / Payments / Income	Pre- payments / Receivable	Accounts payable / Debt	Expenses / Payments
A10 Advisory
CSA	-	-	185	-	-	72
Miazga
Lease agreements	-	157	(7)	-	42	50
Prepaid land lease offset	99	-	-	103	13	-
Loan Agreement	120	-	-	113	-	112
Arqueana
Lease agreements	-	228	(40)	-	225	24
Accounts receivable	356	-	-	4,881	-	-
Note payable	-	-	-	-	-	270
R-TEK
Services provision	-	-	-	-	242	-
Tatooine
Accounts receivable	7,757	-	289	-	-	-

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

17.	Accrued social projects

September 30, 2023
(unaudited)
Microcredit For Female Entrepreneurs	198
Zero Drought for Small Holder Farmers	247
Water For All	761
Zero Hunger Action	106
Others	862
2,173

▪	Microcredit Program: The Company has established the microcredit program targeted for female entrepreneurs in the Jequitinhonha Valley region. Through this program, the Company encourages sustainable development by providing microcredit loans of R$2,000 per person, providing mentorship programs and the goal is to achieve a total enrollment of 10,000 women with an additional investment of up to R$ 20 million (equivalent to $5.4 million as at September 30, 2023). The Company is proud to report that 1,800 female entrepreneurs have enrolled in the program, which 1,150 have already received the microcredit.

▪	Zero Drought for Small Holder Farmers Program: The Company announced during its participation at COP-27 in Egypt its “Zero Drought for Smallholder Farmers” program, a climate mitigation initiative of building 2,000 rainwater capture basins for smallholder family farmers in the municipalities of Itinga and Araçuaí in the Jequitinhonha Valley. The program reaches approximately 50% of the local rural agricultural lands of the towns of Itinga and Aracuai. These water capture basins are being dug into the ground and located at strategic points to prevent soil erosion during the heavy rainfall season, store water for irrigation of small crops during the nine-month dry season and contribute to increasing the volume of water that will feed the region’s aquifers. The Company is delivering the structures to the municipalities as a donation, which are currently being built via third-party contractors under the supervision of Sigma Lithium’s ESG teams. This program advances the goal of UN SDG #10 (Reduced Inequalities), UN SDG #15 (Life on Land) and UN SDG #13 (Climate Action).

▪	Water For All Program: Additionally, the Company committed has donated 138 water tanks as a further climate mitigation initiative, aimed to increase water security for communities in the Jequitinhonha Valley. The Company also committed to maintain water supply of the tanks by providing water trucks year-round, enhancing water security for the communities. This program, which is now in progress, advances the goals of UN SDG #6 (Clean Water and Sanitation) and UN SDG #13 (Climate Action).

▪	Zero Hunger Action: The Company remained dedicated to humanitarian relief action, continuing to deliver the previously pledged 7,200 food baskets per year, being 600 per month.

18.	Financial instruments

a. Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, customers, suppliers, and financial and export prepayment.

The amounts recorded in current assets and current liabilities have immediate liquidity or short-term maturity, mostly less than three months. Considering the maturities and features of such instruments, their carrying amounts approximate their fair values.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

•	Classification of financial instruments (consolidated)

		September 30, 2023		December 31, 2022
		(unaudited)
	Note	Measured at amortized cost	Total	Measured at amortized cost	Total
Assets
Current
Cash and cash equivalents	3	38,142	38,142	96,354	96,354
Customers	4	73,492	73,492	-	-
Total		111,634	111,634	96,354	96,354

Liabilities
Current
Suppliers	9	37,425	37,425	24,307	24,307
Financing and export prepayment agreement	10	27,642	27,642	-	-
Leases	14	2,089	2,089	680	680
Account payable		9,399	9,399	1,936	1,936
Non current
Financing and export prepayment agreement	10	122,768	122,768	77,438	77,438
Leases	14	4,131	4,131	2,989	2,989
Total		203,454	203,454	107,350	107,350

b. Financial risk management:

The Company uses risk management strategies with guidance on the risks incurred by us.

The nature and general position of financial risks are regularly monitored and managed in order to assess results and the financial impact on cash flow.

Market risks are hedged when we consider necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

We are exposed to exchange rate, interest rate, market price and liquidity risks.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

•	Foreign Exchange rate risk

The exposure arises from the existence of assets and liabilities generated in Dollar, since the Company's functional currency is substantially the Real and is denominated natural hedge.

The consolidated exposure as of September 30, 2023 is as follow:

	September 30, 2023	December 31, 2022
	(unaudited)
Canadian dollars
Cash and cash equivalents	1,470	39,030
Current liabilities	(3,250)	(2,238)
Total Canadian dollars	(1,780)	36.792
United States dollar
Cash and cash equivalents	27,942	28,704
Customers	56,083	-
Current liabilities	(10,321)	(3,800)
Non-current liabilities	(90,212)	(60,114)
Total United State dollars	(16,508)	(35,210)

•	Sensitivity analysis

We present below the sensitivity analysis for foreign exchange risks. The Company considered scenarios 1 and 2 as 10% and 20% of deterioration for volatility of the currency, using as reference the closing exchange rate as of September 30, 2023.

The currencies used in the sensitivity analysis and its scenarios are shown below:

	September 30, 2023
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	5.0070	5.0569	5.5077	6.0084
CAD	3.6982	3.6425	4.0680	4.4378

The effects on the profit and loss, considering scenarios 1 and 2 are shown below:

	September 30, 2023	Scenario 1	Scenario 2
	(unaudited)
Total Canadian dollars	(1,780)	658	1,317
Total United States dollars	(16,508)	2,235	4,470

•	Interest rate risk

This risk arises from short and long-term financial investments, financing and export prepayment linked to fixed and floating interest rates of the CDI (Selic) e BSBY, exposing these financial assets and liabilities to interest rate fluctuations as shown in the sensitivity analysis framework.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

•	Sensitivity analysis of interest rate variations

The Company considered scenarios 1 and 2 as 10% and 20% of changes in interest volatility as of September 30, 2023.

The currencies used in the sensitivity analysis and their respective scenarios are shown below:

Interest	Interest rate	Scenario 1	Scenario 2
Selic	12.75%	14.03%	15.30%
CDI	12.65%	13.92%	15.18%
BSBY	5.95%	6.54%	7.14%

The effects on the profit and loss balances, considering scenarios 1 and 2 are shown below:

Changes in interest rates and exchange rates	Index	Notional amount	Probable scenario (*)	Scenario 1	Scenario 2
Assets
Cash and cash equivalent	CDI	1,651	209	230	251

Liabilities
Export prepayment agreement	BSBY	132,685	7,890	8,679	9,468
BDMG	Selic	4,400	561	617	673

(*) The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the market values as of October 31, 2023, recognized in the company's assets and liabilities.

•	Market price risk:

The Company is also exposed to market risks related to commodity and inputs price volatility. In line with its risk management policy, risk mitigation strategies involving commodities can be used to reduce cash flow volatility.

•	Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The Company’s credit risk is primarily attributable to receivables.

•	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. To the extent the Company does not believe it has sufficient liquidity to meet obligations, it will consider securing additional equity or debt funding.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

The following table shows the contractual maturities of financial liabilities, including accrued interest.

Contractual obligations	Up to 1 year	1-3 years	4-5 years	More than 5 years	Total
Suppliers	37,425				37,425
Accounts payable and accrued liabilities	13,085	2,354			15,439
Export prepayment agreement	27,298	118,712			146,010
BDMG	344	1,305	1,252	1,499	4,400
Lease liabilities	2,089	2,523	1,203	405	6,220

c. Capital Management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company's capital structure, with financing by equity and third-party capital:

	September 30, 2023	December 31, 2022
	(unaudited)
Shareholders' equity	218,630	183,106
Financing and export prepayment agreement	150,410	77,438
Gross debts/shareholders' equity	0.69	0.42

d. Fair values of assets and liabilities as compared to their carrying amounts.

Financial assets and liabilities at fair value through profit or loss are recognized in current and non-current assets and liabilities, while any gains and losses are recognized as financial income or financial costs, respectively.

The amounts are recognized in the interim financial information at their carrying amounts, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts.

19.	Share capital

a. Ownership structure

As of September 30, 2023, the Company’s ownership structure is as follow:

	Number of common shares	% of voting capital and total shares
A10 Investimentos Ltda.	47,696,218	43,60%
Fitpart Fund Administration Services Limited	5,462,539	4.99%
BlackRock, Inc.	5,348,735	4.89%
Others	50,882,881	46,51%
Total shares	109,390,373	100.00%

b. Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

c. Common shares issued by the Company for the period ended September 30, 2023 and 2022:

	Common
	shares (#)	Amount
Balance, January 1st, 2023	104,710,042	$276,711
Exercise of RSUs	4,680,331	96,332
Balance, September 30, 2023 (unaudited)	109,390,373	373,043

	Common
	shares (#)	Amount
Balance, January 1st, 2022	99,377,349	$224,820
Exercise of warrants	532,860	3,218
Exercise of RSUs	974,983	3,603
Exercise of stock options	40,000	169
Balance, September 30, 2022 (unaudited)	100,925,192	231,810

20.	Earning (loss) per share

	Three months ended
	September 30,2023	September 30, 2022
	(unaudited)	(unaudited)
Net income (loss) for the period	48,885	(13,131)
Weighted average number of common shares	109,080,313	100,740,728
Basic and diluted income (loss) per share	$0.45	$(0.13)

	Nine months ended
	September 30, 2023	September 30, 2022
	(unaudited)	(unaudited)
Loss for the period	(25,505)	(46,843)
Weighted average number of common shares	107,480,535	100,393,973
Basic and diluted loss per share	$(0.24)	$(0.47)

21.	Net operating revenue

Net sales revenue presented in income statement is comprised as follows:

September 30, 2023
(unaudited)
Green Lithium	127,043
Green By-Products	2,882
129,925

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

Sale contracts at provisional prices – Commodity price risk arises from the volatility of lithium oxide (“Li2O”) prices. The selling price of these products can be reliably measured in each period, since the price is based on market reference prices. As a result, the fair value of the final adjustment to the sales price is continually revalued and changes in fair value are recognized as sales revenue in the income statement.

Accounting Policy

The Company recognizes its revenues once all the following conditions are satisfied:

•	Identification of the contract for sale of goods or prevision of services;
•	Identification of the performance obligations;
•	Determination of the contract value;
•	Determination of the value allocated to each performance obligation included int the contract; and
•	Revenue recognition over time or at the time performance obligation completed.

The Company recognizes revenues from sales when control of the product is transferred to customers, which generally occurs, in the case of export sales, when the product is loaded on the ship.

The export is realized pursuant to the Incoterms “Cost, Insurance and Freight – CIF” and “Cost and Freight – CFR” include sea freight service embedded in the same invoice. In this case, the performance obligation of the sea freight service is considered separately from the shipment of lithium and the Company recognizes revenue from the provision of this service upon delivery of the goods to the destination specified by customers.

Operating revenue from the sale of goods in the regular course of business is measured at the fair value of the consideration entity expects to receive in exchange for the delivery of the goods or services promised to the customers.

For the portion of the Company’s lithium export sales pursuant to the Incoterms “Cost, Insurance and Freight – CIF” and “Cost and Freight – CFR”, the obligation to pay for the goods and the sea freight service, which is embedded in the same invoice, generally arises when the product is loaded on the ship. The Company hires and, in some cases, pays the sea freight service in advance, the amount paid is recognized as an asset, advance to suppliers, until arrival at the port of destination, at which time it is booked in the Profit and Loss as freight expense.

Concurrently, the Company recognizes the price of the sea freight service, for which it is responsible, as liabilities on advance of customers, until arrival at the port of destination, at which time the Company fulfills its performance obligation for the sea freight service and, thus, recognizes the revenue for the provision of this service.

The Company generally realizes advances to suppliers and advances from customers as freight expenses and revenue for sea freight services provided, respectively, within one month. Such revenue allocated to freight does not significantly affect the profit and loss of the Company’s fiscal year and, therefore, it is not presented separately in the interim consolidated financial statements. For other services rendered, revenue is recognized based on its realization.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

Costs and expenses by nature

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

	(unaudited)		(unaudited)
Labor	7,374	958	15,472	2,073
Mine operation	11,158	-	11,158	-
Freight and cargo	10,290	-	10,287	-
Advisory and consulting services	3,442	908	9,222	2,726
Services	4,949	-	8,165	-
Insurance	1,305	589	4,954	1,051
Depreciation and depletion	4,339	15	4,413	64
Fuels	4,114	-	4,114	-
Supplies	3,616	-	3,616	-
Advertising and public relations	1,155	561	2,960	1,350
Equipment rental	2,801	-	2,801	-
Financial contribution for mineral exploration (CFEM)	2,599	-	2,599	-
Maintenance material	2,193	-	2,475	-
Taxes and fees	639	-	2,060	-
Maintenance service	1,657	-	1,818	-
Royalties	1,130	-	1,130	-
Other expenses	979	304	3,243	1,069
	63,740	3,335	90,487	8,333

Expense by nature
Cost of goods sold	46,006	-	46,006	-
Distribution costs	1,090	-	1,090	-
General and administrative expenses	16,581	3,335	43,060	8,333
Sales expenses	63	-	331	-
	63,740	3,335	90,487	8,333

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

22.	Financial income (expenses), net

	Three month ended September 30,		Nine month ended September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Financial income	261	-	3,652	-
Other expense	(108)	-	(999)	-
Interest expenses	(4,700)	-	(10,576)	-
Interest expenses - IFRS 16	(135)	-	(329)	-
Bank expenses	(377)	-	(1,703)	-
Addition and interest on notes payable	(308)	(18)	(308)	(33)
Foreign exchange gain (loss)	(5,297)	5,489	3,884	(6,316)
Financial income and expenses	(10,664)	5,471	(6,379)	6,283

23.	Other operating income (expenses)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Income
IFRS 16 (contract termination)	-	-	107	-
Others	47	-	63	-
	47	-	170	-

Expenses
Accrual liabilities	(441)	-	(604)	-
Social actions	(973)	-	(3,649)	-
Grants	(398)	-	(438)	-
Others	(114)	-	(267)	-
	(1,926)	-	(4,958)	-
Others operating expenses, net	(1,879)	-	(4,788)	-

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

24.	Warrants

The following table shows the continuity of warrants during the period:

	Warrants Outstanding	Weighted Average Exercise Price
Balance, December 31, 2021	532,860	$4.40
Exercised (1)	(532,860)	(4.40)
Balance, September 30, 2022 (unaudited)	-	$-

(1) In February 2022, the Company received from A10 Advisory $2,345 upon the exercise of 532,860 warrants into 532,860 common shares at an exercise price of $4.40 per share.

25.	Restricted share units (RSU)

The Company’s Board of Directors has adopted the Equity Incentive Plan. The Equity Incentive Plan received majority (and majority of disinterested) shareholder approval in accordance with the policies of the TSXV at the annual and special meeting of the Company’s shareholders held on June 28, 2019, and was last amended, by a majority of votes in a shareholders’ meeting held on June 30, 2023. The Equity Incentive Plan is available to (i) the directors of the Company, (ii) the officers and employees of the Company and its subsidiaries and (iii) designated service providers who spend a significant amount of time and attention on the affairs and business of the Company or a subsidiary thereof (each, a “Participant”), all as selected by the Company’s Board of Directors or a committee appointed by the Company’s Board of Directors to administer the Equity Incentive Plan (the “Plan Administrators”).

Number of RSUs
Balance, January 1st, 2022	7,422,667
Exercised	(4,759,833)
Granted (1)(2)(3)(4)(5)(6)(7)	3,429,832
Balance, December 31, 2022	6,092,666
Exercised	(4,680,331)
Forfeited (3) (12)	(1,140,000)
Granted (8) (9) (10) (11) (12) (13) (14)	1,637,925
Balance, September 30, 2023 (unaudited)	1,910,260

(1) On September 8, 2021, the Board granted an aggregated 5,000,000 RSUs to the CEO of the Company and to a former director of the Company (2,500,000 RSUs to each), which vested in four tranches upon the achievement of specified market capitalization targets as follows:

Tranche	Number of RSUs	Market Conditions Vesting Milestones
i.	1,000,000	Increase of market cap to $ 1.3 billion
ii.	1,000,000	Increase of market cap to $ 1.55 billion
iii.	1,000,000	Increase of market cap to $ 1.8 billion
iv.	2,000,000	Increase of market cap to $ 2 billion
	5,000,000

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

The expense for these RSUs have been valued based on the Company’s share price at the grant date and charged as an expense for the year ended December 31, 2022.

An additional aggregate 500,000 RSUs granted to the CEO was considered vested by the Board on August 29th, 2023, upon approval by the Board of Directors of the plan to achieve a net zero carbon target and its subsequent successful execution. Since the Board has approved the plan to achieve the net zero carbon target, the Company has accrued the additional aggregate of 500,000 RSUs.

(2) On April 5, 2022, the Compensation Committee, delegated by the Board, approved the grant of 50,000 fully vested RSUs to a key consultant of the Company.

(3) On July 20, 2022, the Board approved the grant of 1,000,000 RSUs to the COO of the Company. These RSUs would vest upon the achievement of specific operational goals (“milestones”). These RSUs contain certain non-market performance conditions and were valued using the Company’s share price on grant date. Such performance conditions relate to the achievement of the plant commissioning within a specific forecast, as well as the production of spodumene concentrate with detailed specification throughout a certain period. During the three months period ended September 30, 2023, the COO resigned from the Company. Accordingly, 600,000 RSUs mentioned above have been cancelled.

(4) On August 5, 2022, the Company entered into a consulting agreement with an individual, where a total amount of 250,000 RSUs were awarded, being 120,000 immediately vested RSUs, 40,000 RSUs vesting on October 10, 2023 and 40,000 RSUs vesting on October 10, 2024, all of which are subject to Board approval and confirmation by the Compensation Committee, delegated by the Board.

(5) On October 28, 2022, the Compensation Committee, delegated by the Board, approved the grant of 1,332,332 fully vested RSUs to key employees, directors and designated service providers of the Company. These RSUs were previously accounted for and adjusted once the Compensation Committee approved the grant.

(6) On December 1, 2022, the Company entered into compensation agreements with four of its directors, where they were awarded a total of 295,000 RSUs. Out of this total, 235,000 RSUs were subject to time-based vesting and 60,000 RSUs will vest on the achievement of an increase in the market capitalization of the Company to US$4 billion, conditional to the approval by the Compensation Committee, as delegated by the Board. Therefore, the Company has used a Monte Carlo Simulation methodology to determine the grant date fair value of the 60,000 RSUs. Those RSUs were fully accounted as an expense up to June 30, 2023, when became vested.

(7) For the year ended December 31, 2022, the weighted average grant date fair value of RSUs amounted to $36.34.

(8) For 2,382,332 RSUs, upon receiving Board of Directors and Compensation Committee approval, the Company revised the earlier fair value estimate so that the amounts recognized for services received in respect of the grant are based on the grant date fair value. As 1,047,500 RSUs are subject to Board of Directors and Compensation Committee approval, the Company valued the RSUs based on fair value on December 31, 2022. Once a grant date under IFRS has been established, the Company will revise the earlier estimate so that the amounts recognized for services received in respect of the grant are based on the grant date fair value.

(9) On March 22, 2023, the Compensation Committee, delegated by the Board, approved the grant of 140,333 fully vested RSUs to key employees, directors and designated service providers of the Company. These RSUs were previously accounted for and adjusted once the Compensation Committee approved the grant.

(10) On June 29, 2023, the Compensation Committee, delegated by the Board, approved the grant of 928,259 RSUs to key employees, directors and designated service providers of the Company. Some of these RSUs were previously accounted for and adjusted once the Compensation Committee approved the grant.

(11) For 1,068,592 RSUs, upon receiving Board of Directors and Compensation Committee approval, the Company revised the earlier fair value estimate so that the amounts recognized for services received in respect of the grant are based on the grant date fair value. As 42,000 RSUs are subject to Board of Directors and Compensation Committee approval, the Company valued the RSUs based on fair value as of June 30, 2023. Once a grant date under IFRS has been established, the Company will revise the earlier estimate so that the amounts recognized for services received in respect of the grant are based on the grant date fair value.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

(12) On August 14, 2023, the Compensation Committee resolved (i) to forfeit 500,000 RSUs originally granted to the former director, given that he is no longer a director or the co-CEO of the Company, and the successful execution of the net zero carbon did not occur while he occupied such positions; (ii) to recommend to the Board the approval of a potential grant of 725,000 RSUs and 100,000 Options, to certain officers, directors, employees, and services providers of the Company; (iii) to grant 494,833.67 RSUs to certain officers, employees, and services providers of the Company, as delegated by the Board, being the vesting subject to time and performance metrics; and (iv) to forfeit 40,000 RSUs originally granted to a former consultant, due to the lack of exercise in time and resignation of his services to Sigma.

(13) On September 11, 2023, the Board approved the grant of 146,500 RSUS to the new independent directors of the Company, as recommended by the Compensation Committee.

(14) As an update of note (11) above, for 1,709,926 RSUs, upon receiving Board of Directors and Compensation Committee approval, the Company revised the earlier fair value estimate so that the amounts recognized for services received in respect of the grant are based on the grant date fair value. As 20,000 RSUs are subject to Board of Directors and Compensation Committee approval, the Company valued the RSUs based on fair value as of September 30, 2023. Once a grant date under IFRS has been established, the Company will revise the earlier estimate so that the amounts recognized for services received in respect of the grant are based on the grant date fair value.

The unaudited total stock-based compensation for the three and nine months ended September 30, 2023, in shareholders’ equity was $(1,706) and $57,076, respectively (three and nine months ended September 30, 2022 - $19,419 and $44,586), being $(2,392) and 46,626 recorded as stock-based compensation expense (three and nine months ended September 30, 2022 - $14,219 and 38,853) and the remaining portion were recorded in exploration and evaluation assets was $573 and 9,488 (three and nine months ended September 30, 2022 - $1,074 and $1,076) and property, plant and equipment was $113 and $963 (three and nine months ended September 30, 2022 - $3,840 and $4,659).

26.	Commitments

At September 30, 2023 total commitments, measured at nominal value according to the contracts are:

Nature of supplier	1 year	2 - 3 years	4 - 5 years	Total
Carbon credits	567	1,133	567	2,267
Energy acquisition	11	101	64	176

27.	Legal claim contingency

Sigma Brazil is a party to a small number of labor proceedings filed against them as second defendant, with subsidiary liability, totaling the amount of $493 (equivalent to R$ 1,824). Sigma Brazil has been advised by its legal counsel that the likelihood of loss is possible, but not probable. Accordingly, no provision for any liability has been made in these unaudited condensed interim consolidated financial statements.

Sigma Corporation is a party to arbitration filed against them amounting to $134 (equivalent to AUD 153) and $5,121 (equivalent to R$18,938 thousand). Sigma Corporation has been advised by its legal counsel that the likelihood of loss is possible, considering the amount of $134 (equivalent AUD 153). Accordingly, no provision for any liability has been made in these unaudited condensed interim consolidated financial statements.

Sigma Lithium Corporation

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
Three and Nine-Month Periods Ended September 30, 2023 and 2022

(Expressed in thousands of Canadian dollars, except per share amounts, and number of shares, unless otherwise indicated)

28.	Subsequent Event

On October 19, 2023, the Company entered into a new export prepayment agreement with Banco Santander S.A.(Brasil) at the amount of US$9.4 million ($12,851) with maturity in January 2024.

In October 2023, Sigma Brazil has provided an additional loan to Tatooine in the amount of US$3.3 million (equivalent to $4.5 million).

On November 9, 2023, the third shipment of 21,000 tonnes of Green Lithium to Glencore AG (“Glencore”) was completed.

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